

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Haijian He
Chief Financial Officer
Kingsoft Cloud Holdings Limited
Building E, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District, Beijing, 100085
People's Republic of China

>   **Re: Kingsoft Cloud Holdings Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2021**
>   **File No. 001-39278**

Dear Haijian He:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Ran Li, Esq.